October 16, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

Re :

Response to Comment Letter dated 9/22/09 for Regan Holding Corp.

Form 10-K, 10-K/A for Fiscal Year Ended December 31, 2008

Form 10-Q/A for Quarterly Period Ended March 31, 2009

Form 10-Q for Quarterly Period Ended June 30, 2009

File No. 000-19704

Dear Mr. Rosenberg:

As requested, please find below our response to your comments regarding the above Securities and Exchange Commission (SEC) filings. To assist in your review, we have restated your comments in full, with our responses following each of your comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.

We note your discussion on page 1 of the company’s “primary marketing agreements” with American National Insurance Company, Investors Insurance Corporation, OM Financial Life Insurance Company/Americom Life and Washington National Insurance Company, and your statement on page 4 that the agreements accounted for 26%, 14%, 12% and 10%, respectively, of your total consolidated revenue for 2008. As it appears that your are substantially dependent on each of these agreements, please file each as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, provide us with an analysis supporting your determination that you are not substantially dependent on these agreements.

Our marketing agreements with Investors Insurance Corporation and American National Insurance Company have been filed and will be incorporated by reference in the exhibits to our Form 10-K/A for the year ended December 31, 2008. We will file the agreements with OM Financial Life Insurance Company (Americom Life) and Washington National Insurance Company as exhibits to our amended 10-K for the year ended December 31, 2008.  However, due to the proprietary and confidential information contained in these agreements, portions of the agreements will be redacted and filed separately with the SEC in connection with a request for confidential treatment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

2.

We note the following statement on page 18: “On March 26, 2008, the Company entered into an agreement to exchange its asset based trailing commissions to Legacy TM for a limited partnership interest in Legacy TM. Subsequently, the company sold a portion of its limited partnership interest – Class B interest - for $6.5 million in cash and retained an interest in the limited partnership…” Please file all agreements and transaction documents relating to the company’s transactions with Legacy TM as exhibits, as it appears that these are related party transactions.

The sale agreement with LegacyTM is the only material agreement with respect to this transaction and will be filed as an exhibit to our Form 10-K/A for the year ended December 31, 2008.

Results of Operations, page 14

3.

Please quantify the impact on your 2008 operating results resulting from the termination of the administrative agreements with Washington National, American National, Investors Insurance and OM Financial. Include a summary of revenues and expenses related to these agreements for 2007 and 2006.

On October 17, 2007, Legacy Marketing entered into an agreement and strategic alliance with a subsidiary of Perot Systems Corporation (“Perot Systems”), whereby Legacy Marketing transferred its third party administration services function and the employees located in Rome, Georgia, who provide these services to Perot Systems in exchange for Perot Systems’ assumption of such administrative service functions. Administrative revenues for 2006 and 2007 were $7.4 million and $5.3 million, respectively. Administrative expenses for 2006 and 2007 were $15.5 million and $6.9 million, respectively. The impact of the termination of our administrative services reduced the Company’s revenue and expenses for 2008 by approximately $2.4 million and $4 million, respectively.

Consolidated Statement of Operations, page 23

4.

In 2008 you transferred asset-based trailing commissions to a third party in connection with the sale of Class B interest in Legacy TM for cash consideration of $6.5 million, which also represented the gain recognized in connection with this transaction. Please explain the factors that you considered in concluding that the 2008 gain recognized in connection with this transaction was appropriate. Also, explain to us your basis for classifying this amount as revenue instead of investment income related to the sale of a partnership interest. Refer us to the technical literature upon which you relied for your accounting for this transaction.

We recorded the gain from sale of the partnership interests as revenue and not as investment income because the rights to the trailing commissions (cost basis of $0) were contributed to a partnership in order to permit the sale. Even though it was the sale of a partnership interest, we recorded the $6.5 million as revenue because the value of the trailing commissions was derived from premiums paid on sales of insurance policies, which is the company’s core line of business. In determining the nature of the classification, we considered FASB No. 5, Recognition and Measurement in Financial Statements of Business Enterprises.  From a financial statement reader’s perspective, we believed that presenting the gain as revenue income would reflect a better understanding of the sale and its impact on operations.

Notes to Consolidated Financial Statements

1.  Organization and Summary of Significant Accounting Policies, page 26

5.

Please disclose your accounting policy for sales commissions earned by Legacy Marketing’s sales network, including both Producers and Wholesalers. Quantify this compensation expense for each period presented.

Under the terms of  Legacy's marketing agreements with each carrier, they provide that for the sales of insurance policies placed in-force, Legacy is paid a marketing allowance and commission override based on the premium amount of the underlying policy.  Legacy is also responsible for facilitating payment of commissions from the carrier to the producer who sold the policy.   Each producer is an independent contractor of Legacy and must be appointed with the carrier in order to receive such commission.  Because Legacy’s role is to serve as an agent for the commission payment processing and to maintain a liability for any unpaid sales commissions, the Company pays the commissions to its producers but records the revenue based on the net amount retained.

We will include the above disclosure under this section in our Form 10-K/A for the year ended December 31, 2008.

2.  Discontinued Operations, page 30

6.

You have classified Financial Network, Legacy Financial Services and prospectdigital as discontinued operations as a result of the transfer of these businesses to third parties in 2007. Please describe and quantify the factors that caused losses of $695,000, recognized in 2008 for these discontinued businesses. Include in your response a description of any continuing obligations of the Company under these transfer agreements.

The majority of the $695,000 loss from our discontinued operations recognized in 2008 was from arbitration and legal expense of $1.1 million attributable to claims related to Legacy Financial Services. Although the assets (clients and registered representatives) of Legacy Financial Services were sold to Multi Financial in 2007, any liabilities resulting from legal claims from former clients prior to the sale  have resulted in the losses in 2008, and could potentially result in future losses. However, we believe the annual losses will decrease over time.

11. Income Taxes, page 37

7.

Please describe your methodology for allocating income tax expense/benefit to discontinued operations. Ensure that your response explains and quantifies the factors that caused the income tax expense/benefit for discontinued operations to differ from the statutory federal income tax rate for each period presented.

Our methodology for allocating income tax expense/benefit to discontinued operations is explained and quantified as follows:

INCOME TAXES - DISCONTINUED OPERATIONS

In accordance with SFAS NO. 109, the remaining portion of income tax expense (benefit) for the periods presented after the allocation to continuing operations has been made is allocated to discontinued operations. A supplemental schedule is provided below reconciling the income tax expense (benefit)  differences in 2008, 2007 and 2006 for discontinued operations from the statutory federal income tax rate.

The income tax provision (benefit) in 2008, 2007 and 2006 for discontinued operations differed from the amounts computed by applying the statutory federal income tax rate of 34% to pretax income (loss) as  a result of the following:

	For the Year Ended December 31,

	2008	2007	2006
Federal income tax expense (benefit) at
statutory rate (34%) - Discontinued Operations	($237,000)	$102,000	($540,000)
Increases (reductions) in income
taxes resulting from:
State taxes, net of federal income tax benefit	(64,000)	2,000	3,000
Expired producer stock options unexercised	0	0	52,000
Valuation allowance for remaining producer stock options	0	0	(46,000)
Valuation allowance for federal net operating loss
carryforward and other temporary differences	278,000	37,000	654,000
Intercompany adjustments	(74,000)	(137,000)	(121,000)
Other	0	1,000	3,000
Income tax provision (benefit) - Discontinued Operations	($97,000)	$5,000	$5,000

Item 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 43

8.

It appears that you have two conclusions regarding the effectiveness of your disclosure controls and procedures.   In the first paragraph of this section you disclose that your “Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.”  Under a separate Item 9A(T) you disclose that your “Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2008, are effective at such reasonable assurance level.”  Please revise to disclose only one conclusion.  If the Chief Executive Officer and the Chief Financial Officer conclude that disclosure controls and procedures as of December 31, 2008 are effective at such reasonable assurance level, please revise your disclosure to clarify that your disclosure controls and procedures were designed to provide “reasonable assurance” that the controls and procedures will meet their objectives.

Upon further review, we believe that we were not required to include disclosure under Item 9A in our 10-K for the year ended December 31, 2008 because we were eligible as neither a large accelerated filer nor an accelerated filer (as those terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) to provide disclosure regarding our controls and procedures under temporary Item 9A(T).  We have revised our disclosure in Item 9A(T) in our response to Comment 9 below to clarify that our disclosure controls and procedures were designed to provide “reasonable assurance” that the disclosure controls and procedures will meet their objectives and that the disclosure controls and procedures as of December 31, 2008 were effective at such reasonable assurance level.

Item 9A(T).  Controls and Procedures, page 43

9.

Please revise management’s annual report over internal control over financial reporting to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by paragraph (c) of Rules 13a-15 or 15d-15.

Management’s evaluation of internal control over financial reporting is based upon the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We have revised Item 9A(T) to reflect this information and will provide disclosure under this section in our Form 10-K/A for the year ended December 31, 2008 as follows:

Disclosure Controls and Procedures

As of December 31, 2008, we performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed in our annual report and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Act, of 1934 as amended, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer has concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2008, are effective at such reasonable assurance level.  There can be no assurance that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended.  The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions; (ii) provide reasonable assurance that transaction are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projects of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this evaluation, our management used the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2008.

This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to an attestation report of the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

During the most recent fiscal quarter, there have not been any significant changes in our internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 15. Exhibits and Financial Statement Schedules, page 46

Exhibits 31.1 and 31.2

10.

Please amend your filing to include revised certifications that:

•

Remove the title of your officer that identifies the certifying individual at the beginning of the certification. Include the titles of the officer only under the signature.

•

Include the references to internal control over financial reporting in paragraphs 4 and 4(b) as required by Item 601(b)(31) of Regulation S-K.

This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2009.  In addition, your amended Form 10-K for the fiscal year ended December 31, 2008 should include full Item 9 disclosure as well as your financial statements.

We have revised the certifications and will file them as exhibits to our Form 10-K/A for the year ended December 31, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Filed April 30, 2009

11.

We note that you have not identified an audit committee financial expert, as required by Item 407(d)(5) of Regulation S-K. Please confirm that in your next Form 10-K you will identify the company’s audit committee financial expert or include a statement indicating that the company does not have an individual  designated as such.

We are confirming that we will identify an audit committee financial expert or include a statement indicating that we do not have one designated in our Form 10-K for the year ending December 31, 2009.

Item 11. Executive Compensation, page 4

12.

We note the following statement on page 5: “We do not have any employment arrangements with our executive officers, other than those that set forth minimum base salary amounts and provide each executive officer with a potential bonus.” Please file copies of the agreements setting forth minimum base salary amounts and discussing potential bonuses for your executive officers as exhibits. A summary of all oral arrangements should be provided, if applicable. See Item 601(b)(10) of Regulation S-K.

We acknowledge that our narrative disclosure to the Summary Compensation Table can be clarified.  We do not have any written or oral employment agreements with our executive officers.  The quoted language on page 5 of our 10-K/A for the year ended December 31, 2008 was intended to describe the core elements of compensation that the Compensation Committee considers during the annual process of evaulating executive compensation.  In addition, we believe that our reference to the possible award of discretionary bonuses as an Officer Incentive Program can be revised to make clear that, while the Compensation Committee may consider awarding bonuses to officers, there is no agreement, plan or other commitment to provide bonuses.  Below is a proposed revision to the narrative disclosure provided in our 10-K/A for the year ended December 31, 2008.  In future filings, we will include narrative disclosure that is consistent with the following revision:

We do not have any employment arrangements with our executive officers.  Our Compensation Committee annually reviews executive compensation levels and makes recommendations to the Board of Directors, which has overall responsibility for approving executive compensation.  The Compensation Committee typically sets annual base salaries and may also recommend discretionary bonuses as a percentage of base salary . No bonuses or plan-based awards were granted  to our executive officers in the fiscal years ended in 2008, 2007, or 2006.

13.

Please file the Key Employee Deferred Compensation Plan discussed on page 5 as an exhibit. See Item 601(b)(10) of Regulation S-K.

We will file the Key Employee Deferred Compensation Plan as an exhibit to our Form 10-K/A for the year ended December 31, 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 8

14.

Please file the Line of Credit Promissory Note issued by the company to Lynda Pitts and Preston Pitts on September 8, 2008, as an exhibit, as this is a related party transaction.

We will file the Line of Credit Promissory Note issued on September 8, 2008 by Lynda Pitts and Preston Pitts as an exhibit with our 10-K/A for the year ended December 31, 2008. The borrowings under the line of credit were repaid as noted in our 10-Q for the quarter ended June 30, 2009.

Form 10-Q/A for the Quarterly Period Ended March 31, 2009

15.

Please file a full amendment to your Form 10-Q, given that you have omitted the certifications with your original quarterly report. Revise the certifications to include the references to internal control over financial reporting in paragraph 4 as required by Item 601(b)(31) of Regulation S-K.

We will file a full amendment to our Form 10-Q for the quarter ended March 31, 2009, which will include the revised certifications.

We, Regan Holding Corp (the Company), acknowledge the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware that this SEC review will not be considered complete until all required filings mentioned in this response letter have been posted to the SEC. If you have any questions, please feel free to contact Amy Setikas, Accounting Manager, at (707) 778-8638 ext. 6875 or Preston Pitts, Chief Financial Officer, at (707) 778-8638 ext. 5802.

Sincerely,

/s/ R. Preston Pitts

R. Preston Pitts

Chief Financial Officer